SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[February 8, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  February 8, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

Metso’s 2006 share ownership plan covers 55 individuals
(Helsinki, Finland, February 8, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Board of Directors has decided to direct the 2006 share ownership plan to a total of 55 Metso managers. The entire Metso Executive Team is included in the sphere of the incentive plan.
The potential reward from the plan is based on the achieved operating profit of Metso Corporation and its business areas in 2006. The incentive will consist of both shares and cash, with cash dedicated to cover possible taxes and tax-related payments. The share ownership plan in 2006 will cover a maximum total of 120,000 shares from Metso’s treasury shares. The Metso Executive Team’s share of this total is a maximum of 21,900 shares. Payment of the potential rewards will be decided during the first quarter of 2007.
During 2006, Metso’s Board of Directors will decide on the purchase of Metso’s own shares for the incentive plan.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Taina Sopenlehto, Senior Vice President, Human Resource Management, Metso Corporation, tel. +358
204 84 3003
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.